Mail Stop 03-05
							April 5, 2005


Joseph E. Royce
President, Chief Executive Officer and Chairman
TBS International Limited
Commerce Building
Chancery Lane
Jamilton HM 12, Bermuda

Re:	TBS International Limited
	Registration Statement on Form S-1
	Registration Statement number 333-123157

Dear Mr. Royce,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the event of a delay in the effectiveness of the Company`s
Form
S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-
X.

2. Please include a currently dated consent of the Independent
Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

3. Please revise the registration fee table to include columns disclosing the amount of securities to be registered and the proposed maximum offering price per unit.

4. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking
Projects Quarterly Update available at www.sec.gov.
5. Please include an estimate of the range of the maximum offering price and the maximum number of shares to be sold in any preliminary prospectus you circulate. See Instruction 1.(A) to Item 501(b)(3) of
Regulation S-K.

Prospectus Summary, page 1

6. Please revise the summary to include the information contained in the first sentence of the last paragraph on page 20. The summary should explain why you have had such a rocky financial recent history.

Established Presence in Niche Markets, page 2

7. Please revise to remove the unsubstantiable adjective
"desirable"
in the first sentence.

Risk Factors, page 8
The market value of our vessels may fluctuate significantly, page
11

8. Please revise the heading, if true, to clarify that the value is now at or near an all-time high.

9. Also, if true, clarify that your debt agreements do contain covenants which sharply declining vessel values could cause you to breach.

The interest of our controlling shareholders, page 13

10.   We note from your disclosure that James W. Bayley, Lawrence
A.
Blatte, Gregg L. McNelis, Captian Alkis N. Meimaris and Joseph E. Royce collectively, will beneficially own a majority of the issued and outstanding common stock of the Company and will be able to influence and determine the outcome of any shareholder vote. Please revise the footnotes to the financial statements to disclose the existence of this control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

11. For both this risk factor and the one following, clarify that the risk of self-dealing by management is compounded by your being subject to a foreign jurisdiction.

Use of Proceeds, page 17

12. To the extent practicable, quantify the approximate number and type of vessels which you anticipate purchasing with the proceeds. If that is not possible, please supplementally explain why.
13. Revise the disclosure for compliance with Item 504 of
Regulation
S-K.   To the extent any material portion could be used for the
repayment of indebtedness, provide the disclosure required by Instruction 4 to Item 504.

Capitalization, page 18

14. Please tell us and clarify in your capitalization disclosures whether the exercise of the warrants to purchase Class C shares and the conversion of all preference shares and all Class A, Class B and
Class C common shares into a single class of common shares is expected to occur prior the planned public offering. If so, please revise your audited balance sheet to include a pro forma balance sheet alongside the Company`s historical balance sheet for the latest period presented giving effect to the changes in capitalization that will occur prior to the Company`s planned public offering. Additionally, pro forma earnings per share giving effect to the exercise of the warrants and conversion of the preference shares and
Class A, Class B and Class C common shares into a single class of common shares should be presented for the latest fiscal year and any subsequent interim period presented. Your Summary Consolidated Financial and Operating Data on page 6 and your Selected Financial and Operating Data on page 20 should also be revised to disclose your pro forma earnings per share for the latest fiscal year and subsequent interim period presented giving effect to the changes in capitalization that will occur prior to the offering.

MD&A - Sale of Vessels and Purchase of Notes, page 24

15. We note on page 25 that you present a net (loss) income amount assuming certain transactions had not occurred, which is not presented in accordance with U.S. GAAP. We believe that because you had a loss from sale of vessels and a gain on extinguishment of debt
during 2001, these items are recurring in nature and should not be deducted in arriving at an "adjusted net income (loss)" amount
pursuant to Item 10(e)(ii)(B) of Regulation S-K.   Please revise
to
delete the presentation of this non-GAAP measure from MD&A. Certain Relationships and Transactions, page 74
16. In the next amendment please revise to add a paragraph at the end of this section describing the procedures you will put in place prior to the offering to protect unaffiliated shareholders from the possibility of inappropriate transactions with affiliates.

Description of share capital, page 77

17. Please revise to include all the information required by Instruction 2 to Item 202 of Regulation S-K.

Description of Credit Facilities, page 82

18. In the next amendment please revise the descriptions to disclose the percentages of interest above LIBOR for each facility.

Underwriting, page 89

19. Please advise us whether you will have a directed share program of any type. If so, include disclosure in the prospectus describing the program and the group it targets. Also, please provide us with all materials given to potential purchasers in the directed offering.

Material U.S. Income Tax Consequences, page 92

20. Please remove your reference to the tax opinion as a "summary" in the first paragraph of this section. Also remove the disclaimer, which appears on pages 92 and 94 that the tax discussion is "for general information only."

21. Replace the language stating investors "should consult" with their own tax advisor with language suggesting or encouraging them to do so.

Financial Statements
Balance Sheet, page F-3

22. We note from the Balance Sheet that you have an allowance related to claims receivables in 2003 and 2004. Please revise your registration statement to include the activity in this allowance on
Schedule II. Additionally, please tell us and explain in the notes to your financial statements the nature of the claims for which the related receivable has been established. As part of your response and your revised disclosure, you should also explain why you believe realization of these claims is probable and recognition of the receivables is appropriate. In this regard, you should also explain why establishment of "allowances" has been required, if the receivables are expected to be realized. We may have further comment upon receipt of your response.




Statements of Operations, page F-4

23. We note that in December 2003 you sold several vessels and recognized a significant loss on the sale of those vessels. Please supplementally tell us why you were not required to recognize the loss prior to 2003 based on your impairment analysis for the assets.

Notes to the Financial Statements
General

24. We note the discussion on pages 82 through 86 indicating that some of your new credit facilities contain restrictions regarding the
Company`s ability to pay dividends. Please revise the notes to the
Company`s financial statements to disclose the nature and significant terms of any dividend restrictions imposed by the new credit facilities. Refer to the requirements of Rule 4-08(e) of Regulation
S-X. Also, revise your liquidity and capital resources section of MD&A to include a discussion of these dividend restrictions.

Note 2. Summary of Significant Accounting Policies, page F-8
- Impairment of Long-Lived Assets, page F-9

25. We note the disclosure indicating "Measurement of the impairment loss is based on the asset grouping, and is calculated based upon comparison of the fair value to the carrying value of the asset grouping". Please tell us and explain in the notes to your financial statements the "asset groupings" utilized in conducting your impairment analysis. If your impairment analysis is performed on other than an individual vessel basis, please explain why you believe the asset groupings used represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities as required by paragraph 10 of SFAS No.
144. Additionally, please tell us and revise to disclose in further detail the methods and significant assumptions used to determine the fair values of your long-lived assets for purposes of your impairment analysis. We may have further comment upon receipt of your response.

- Taxation, page F-9

26. We note the disclosure on page F-9 indicating that new regulations effective for taxable years beginning in fiscal 2005 for the Company, will likely subject the Company`s U.S. source transportation income of controlled foreign corporations like TBS North America Liner, Ltd to be taxable in the US. Please revise MD&A to discuss the expected impact of the new regulations on the Company`s future operating results. Refer to the requirements of Item
303(a)(3)(ii) of Regulation S-K.




Note 7. Advances to Affiliates, page F-13
Note 9. Advances from Affiliates, page F-13

27. Revise to disclose the nature of the Company`s "affiliate" relationship with the various parties outlined in Notes 7 and 9 as required by paragraph 2 of SFAS No.57.

Note 11.  Debt, page F-15

28. We note that in December 2003, debt with a face value of $36,177,716 was purchased for $33,804,226 and a gain was recognized in the amount of $2,373,490. However, we also note the disclosure that the bondholders accepted a discount on the debt based on the agreement of the Company to provide additional compensation based on certain earnings targets, of which $3,887,431 was accrued at December
31, 2003 and 2004. Please supplementally tell us the basis for recognizing a gain on the extinguishment of debt considering this additional payment required. Also, if an expense was recorded in 2003 to accrue the contingent payments, please tell us the line item in the income statement in which the expense was recorded. Additionally, please clarify MD&A to discuss the accounting for these contingent payments based on earnings targets.

Note 12. Shareholders` Equity, page F-12

29. Revise Note 12 to explain how the fair values of the mandatorily redeemable preference shares, the Class C common shares and the Series A, B, and C warrants issued in connection with the Company`s emergence from bankruptcy were determined.

30. Please revise to clearly explain in Note 12 why the purchase of the Company`s mandatorily redeemable preference shares by the Company`s majority shareholders during 2004 resulted in an increase to paid in capital in the Company`s consolidated financial statements.

Note 15.  Obligations under Capital Leases, page F-22

31. We note that you disclose the depreciation expense and book value of the vessels held under capital leases. Please revise your disclosure to include the gross asset amounts and the related accumulated amortization of the vessels held under capital leases. See paragraphs 13 and 16 of SFAS No. 13.

32. We note your disclosure that you believe you will exercise your option to purchase the Comanche Belle based upon the underlying economies favoring purchase. Please revise your note to disclose the existence and terms of all material renewal or purchase options and escalation clauses on your capital leases. See paragraph 16(d) of SFAS No. 13.

Note 16.  Related Parties, page F-23

33. We note from your "Certain Relationships and Transactions" section on page 74, there are some related party transactions and relationships that are not included in note 16 (John Bayley`s ownership of TBS North America Liner, Ltd. and lease payments to Joseph Royce). Please revise your filing to include the nature of all related party relationships and transactions. See paragraph 2 of
SFAS 57.

Note 19. Earnings Per Share, page F-27

34. Please revise Note 19 to disclose the number of outstanding warrants and other securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share during the various periods presented because to do so would have been anti-dilutive. Refer to the requirements of paragraph 40c of SFAS No.128.

Note 20. Commitments and Contingencies, page F-27
Leases, page F-27

35. Your operating lease commitments as disclosed in Note 20 to the financial statements are inconsistent with those disclosed in the table on page 33 of MD&A. Please reconcile and revise these disclosures.



**********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Clair Lamoureux at (202) 824-5330 or Linda Cvrkel at (202) 942-1936, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 942-1891 or me at (202) 942-1850 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Steven R. Finely
      Gibson, Dunn & Crutcher LLP
      (212) 351-4035
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TBS International Limited
Page 8